UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 3, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

HARMONY TO PRESENT AT PAPUA NEW GUINEA MINING AND PETROLEUM CONFERENCE AND TRADE FAIR

Johannesburg, Tuesday, 3 December 2019. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to advise that two presentations - one on shared value arising from Harmony’s Hidden Valley gold and silver mine in Papua New Guinea and the other on the company’s exploration activities in the country - will be made at the Papua New Guinea Mining and Petroleum Conference and Trade Fair, which runs from today until 5 December 2019 in Port Moresby. The presentations will be available on Harmony’s website:
https://www.harmony.co.za/invest/presentations/2019

ends.

For more details contact:

Marian van der Walt
Executive: Investor Relations
+27 (0) 82 888 1242 (mobile)

Max Manoeli
Senior Investor Relations Coordinator
+27 (0) 82 759 1775 (mobile)

Johannesburg, South Africa
3 December 2019

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 3, 2019	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director